Filed pursuant to Rule 253(g)(2)

File No. 024-12682

OFFERING CIRCULAR SUPPLEMENT NO. 2

DATED: APRIL 10, 2026

FRONTIERAS NORTH AMERICA, INC.

1000 Main Street Suite 2300, Houston, TX 77002

(602) 509-0950

www.frontieras.com

This document supplements, and should be read in conjunction with, the offering circular dated October 31, 2025 and qualified on December 15, 2025, as supplemented by Offering Circular Supplement No. 1 dated February 13, 2026 (collectively, the "Offering Circular"), of Frontieras North America, Inc. Unless otherwise defined in this supplement, capitalized terms shall have the same meanings as in the Offering Circular.

The Offering Circular is available HERE.

The purpose of this Supplement No. 2 is to increase the offering price from $7.77 per share (as set in Supplement No. 1 dated February 13, 2026) to $8.48 per share. The following sections of the Offering Circular are amended and restated to reflect this price change:

COVER PAGE

Frontieras North America, Inc. (herein referred to as "we," "us," "our," and the "Company") is offering up to an aggregate of 3,387,533 shares of our Class C common stock (the "Shares"). The Company will charge investors an Investor Processing Fee of 3% of investment amounts, up to $80 per transaction.

The purpose of this Supplement No. 2 to our Offering Circular is to increase the price per Share offered from $7.77 (as set in Supplement No. 1) to $8.48. The Company is currently offering up to 2,187,456 remaining Shares at $8.48 per Share, for up to a remaining $18,549,626.88 in proceeds from the sale of Shares and up to $556,488.81 in Investor Processing Fees. The minimum investment is $1,000.64 (118 Shares), or approximately $1,030.66 including the Investor Processing Fee.

	Price to Public	Underwriting, discount and commissions (1)	Proceeds to Issuer
Per Share (2)	$8.48	$0.38	$8.10
Investor Processing Fee	$0.25	$0.01	$0.24
Per Share with Processing Fee	$8.73	$0.39	$8.34
Minimum Investment (118 Shares)	$1,000.64	$45.03	$955.61
Minimum with Processing Fee	$1,030.66	$46.38	$984.28
Maximum Offering (per Supplement) (3)	$19,106,115.69	$859,775.21	$18,246,340.48

(1) DealMaker Securities, LLC will receive: (i) $30,000 advance for expenses; (ii) $10,000/month (max $90,000); (iii) up to $1,150,000 for supplemental marketing and media management services; and (iv) 4.5% commission on amounts raised. Total fees will not exceed $859,775.21 in commissions on remaining Shares, if fully subscribed (including the maximum Investor Processing Fee total). Commissions received on previous sales of 1,200,077 Shares at prior prices were approximately $413,128. Previous commissions are excluded above.

(2) Each investor will be required to pay an Investor Processing Fee to the Company at the time of subscription to help offset transaction costs equal to 3.0% of the subscription price per Share, up to a maximum fee of $80 per transaction.

(3) As of February 28, 2026, the Company has sold 1,200,077 Shares at prior offering prices (1,054,826 Shares at $7.38 per Share and 145,251 Shares at $7.77 per Share), which amounts are not reflected in the Maximum Offering applicable to the remaining Shares. The remaining 2,187,456 Shares are available for sale at the new price of $8.48 per Share. Total proceeds from remaining Share sales include up to approximately $18,549,627 from Share sales and up to $556,489 in Investor Processing Fees (calculated without the application of the $80 transaction cap).

Generally, no sale may be made to you if the aggregate purchase price exceeds 10% of the greater of your annual income or net worth. Different rules apply to accredited investors. See Rule 251(d)(2)(i)(C) of Regulation A. For general information: www.investor.gov.

Our securities are not listed on any exchange and there is no established trading market.

This is a Tier 2 Regulation A offering.

THE SEC DOES NOT PASS UPON THE MERITS OF OR APPROVE ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION; HOWEVER, THE SEC HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

This offering involves significant risks. See "Risk Factors" in the Offering Circular.

DILUTION

The following table updates the dilution disclosure from the Offering Circular to reflect the new offering price of $8.48 per Share applied hypothetically across the total offering (compared to $7.77 in Supplement No. 1 dated February 13, 2026 and $7.38 in the original Offering Circular).

Net Tangible Book Value (NTBV) per Share

As of September 30, 2025, NTBV was $2,677,774 and 251,095,690 economic Shares were outstanding (Class A and Class C; Class B carries no economic rights).

Offering Assumptions: Public offering price of $8.48 per Share across the total offering. Net proceeds after deduction for offering costs per the Plan of Distribution. Whole shares only (no fractional shares issued).

	$10 Million Raise	$20 Million Raise	$28.7 Million Raise
Price per Share	$8.48	$8.48	$8.48
Total Investor Proceeds (1)	$9,999,997.09	$19,999,994.18	$28,726,262.46
Less: Commission (4.5%)	($449,999.87)	($899,999.74)	($1,292,681.81)
Less: Investor Processing Fees	($291,262.05)	($582,524.10)	($836,687.26)
Net Offering Proceeds	$9,258,735.17	$18,517,470.34	$26,596,893.39
NTBV Pre-financing as of Sep 30, 2025	$2,677,774.00	$2,677,774.00	$2,677,774.00
NTBV Post-financing	$11,936,509.17	$21,195,244.34	$29,274,667.39
Shares Outstanding Before Offering	251,095,690	251,095,690	251,095,690
New Shares Issued	1,144,898	2,289,796	3,288,865
NTBV per Share Before Offering	$0.0107	$0.0107	$0.0107
NTBV per Share After Offering	$0.0473	$0.0836	$0.1151
Increase per Share to existing shareholders	$0.0367	$0.0730	$0.1044
Dilution per Share to new shareholders	$8.4327	$8.3964	$8.3649

(1) Capital Raised excludes Investor Processing Fees equal to 3% of the investment amount, capped at $80 per transaction. These fees, net of broker commission, are intended to cover payment processing costs and are not included in dilution calculations.

(2) In addition to the 4.5% commission it will receive on amounts raised, DealMaker Securities LLC will or has received (i) $30,000 advance for expenses; (ii) $10,000/month (max $90,000); and (iii) up to $1,150,000 for supplemental marketing and media management services. These additional amounts are not reflected in the table above but will reduce net proceeds to the Company from those shown.

Prior Sales at Lower Price

As of February 28, 2026, the Company has sold 1,200,077 Shares at prior prices (1,054,826 Shares at $7.38 per share and 145,251 Shares at $7.77 per share, weighted-average price of approximately $7.43 per share) under this offering. The dilution calculations above hypothetically assume all Shares are sold at the new price of $8.48. Investors who purchased Shares at prior prices experienced slightly higher dilution per Share than shown above, while future investors purchasing at $8.48 will experience the dilution shown in this table.

Ownership Dilution (Maximum Offering)

	Shares	% Ownership
Existing Stockholders (Sep 30, 2025)	251,095,690	98.71%
New Investors (Maximum)	3,288,865	1.29%
Total	254,384,555	100.00%

This table excludes: (i) 500,000 granted options; (ii) 49,500,000 reserved but unissued options under the 2025 Plan. Future issuances will cause additional dilution.

For complete dilution disclosure including future dilution sources, see "Dilution" beginning on page 20 of the Offering Circular.

RISK FACTORS

The following risk factors from the Offering Circular are amended to reflect the new offering price of $8.48 per Share:

The offering price was arbitrarily determined and is not the result of arm's-length negotiation.

The $8.48 per Share price was increased from the $7.77 per Share price set in Supplement No. 1 by our Board in its sole discretion after considering factors such as capital needs, comparable private-market transactions, and desired post-money ownership percentages. The price bears no direct relationship to book value, assets, earnings, or any established trading market. As a result, purchasers in this Offering could pay a price significantly higher than the intrinsic value of the Shares on the date of purchase.

Even if we complete a public offering, our Share price could be extremely volatile and decline significantly.

Newly listed development-stage energy companies often experience wide price swings due to limited float, small analyst coverage, and sensitivity to project milestones. If negative news-such as construction delays, cost overruns, or an offtake-contract termination-emerges shortly after listing, the market price could fall well below the IPO price and below the $8.48 per Share you pay in this Offering. Thin trading volume may exaggerate price moves, making it difficult to exit a position without materially affecting the market.

All other risk factors in the Offering Circular remain applicable. Investors should review "Risk Factors" beginning on page 9 of the Offering Circular.

PLAN OF DISTRIBUTION

The Company is currently offering up to 2,187,456 remaining Shares at $8.48 per Share, for up to a remaining $18,549,626.88 in proceeds from the sale of Shares and up to $556,488.81 in Investor Processing Fees. The minimum investment is $1,000.64 (118 Shares), or approximately $1,030.66 including the Investor Processing Fee.

Each investor will pay an Investor Processing Fee of 3% of the subscription amount (max $80 per transaction) to offset payment processing costs. The Broker receives 4.5% commission on this fee. The Company may waive this fee on a case-by-case basis.

Funds will be held in escrow until the Target Offering Amount is met. If not met by the Offering Deadline, all funds will be returned without interest. Closings occur promptly after receipt of funds, but no less than every 30 days.

Compensation, Fees and Expenses

The aggregate compensation payable to the Broker and its affiliates are updated sections of the "Plan of Distribution" on page 26 of the Offering Circular, as described below.

a.)	Administrative and Compliance Related Functions

The Broker will provide administrative and compliance related functions in connection with this offering and for these services, we have agreed to pay Broker a cash commission equal to four and one-half percent (4.5%) of the amount raised for Share sales at the new price of $8.48, not to exceed $859,775.21, if remaining Shares are fully subscribed (including the maximum Investor Processing Fee total). This is in addition to the approximately $413,128 of commissions earned for 1,200,077 Share sales at prior prices.

c.)	Marketing and Advisory Services

The Company has also engaged Reach, an affiliate of the Broker, for certain marketing advisory and consulting services, including some supplemental services on a case-by-case basis. For these ongoing services, we have agreed to pay Reach a one-time payment of $25,000, plus $8,000 per month up to $24,000, in advance of the Offering commencing for accountable expenses expected to be incurred. We have agreed to pay compensation of $8,000 monthly, up to $72,000, after the Offering commences. For supplemental marketing services we have agreed to compensation budget of up to $1,150,000 to be used on a case-by-case basis at the Company's discretion. For these services, we have agreed to pay Reach maximum compensation of $1,246,000.

The maximum compensation to be paid to Broker and affiliates is approximately $2,129,775.21 of the Offering proceeds, if fully subscribed at a price of $8.48 for the remaining Shares.

The offering terminates on the earliest of: (i) maximum offering amount sold; (ii) three years from initial qualification; or (iii) earlier termination by the Company.

For complete details on broker compensation, administrative services, technology services, marketing services, investor qualification standards, and subscription procedures, see "Plan of Distribution" beginning on page 26 of the Offering Circular.